EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 1, 2014 and for the quarters ended May 24, 2014 and May 25, 2013.

	May 24,	May 25,	February 1,	February 2,	January 28,	January 29,	January 30,
	2014	2013	2014	2013	2012	2011	2010
	(16 weeks)	(16 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$783	$750	$2,282	$2,302	$843	$1,734	$589
Fixed charges	272	239	797	823	794	826	881
Capitalized interest	(1)	(1)	(5)	(3)	(6)	(7)	(10)

Pre-tax earnings before fixed charges	$1,054	$988	$3,074	$3,122	$1,631	$2,553	$1,460

Fixed charges:
Interest	$148	$130	$448	$465	$441	$455	$512
Portion of rental payments deemed to be interest	124	108	349	358	353	371	369

Total fixed charges	$272	$238	$797	$823	$794	$826	$881

Ratio of earnings to fixed charges	3.9	4.2	3.9	3.8	2.1	3.1	1.7